AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF

PREFERENCES, RIGHTS AND LIMITATIONS

OF

5% SERIES B PREFERRED STOCK

OF

H-CYTE, INC.

Pursuant to Section 78 of the

Nevada Revised Statutes

The undersigned, Chief Executive Officer, of H-CYTE, INC., a Nevada corporation (the “Corporation”), does hereby certify that the following resolutions were duly adopted at a special meeting of the Corporation’s board of directors (together with any duly authorized committee thereof, the “Board of Directors”) by unanimous consent on November 13, 2019:

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Corporation’s Amended and Restated Articles of Incorporation (the “Articles”), to provide by resolution or resolutions for the issuance of up to 1,000,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of the Corporation, in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors;

WHEREAS, the Board of Directors, pursuant to its authority under the Articles, has previously authorized the issuance of up to 10,000 shares of Preferred Stock designated as 5% Series B Preferred Stock (the “Series B Preferred Stock”) pursuant to that certain Certificate of Designation of Preferences, Rights and Limitations of 5% Series B Convertible Preferred Stock adopted by the Board of Directors on May 1, 2018 (the “Original Certificate”);

WHEREAS, on or about the date hereof, pursuant to its authority under the Articles, the Board of Directors is authorizing and fixing the terms of a new series of Preferred Stock designated as Series D Preferred Stock (the “Series D Preferred Stock”) pursuant to a Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Series D Certificate”);

WHEREAS, simultaneously with the adoption of the Series D Certificate, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize an amendment and restatement of the Original Certificate to more particularly set forth the preferences, rights and limitations of the Series B Preferred Stock as compared to the Series D Preferred Stock and each other class of capital stock or series of preferred stock of the Corporation; and

WHEREAS, pursuant to and in accordance with Section 8 of the Original Certificate, the Board of Directors has delivered copies of the Series D Certificate and this Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of 5% Series B Convertible Preferred Stock (this “Certificate”) to each holder of Series B Preferred Stock and the Corporation has obtained the consent of the holders of at least sixty percent (60%) of the outstanding shares of the Series B Preferred Stock, as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, to (i) amend and restate the Original Certificate by adopting this Certificate and (ii) to authorize and approve the adoption by the Board of Directors of the Series D Certificate.

NOW THEREFORE, BE IT RESOLVED:

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of Series B Preferred Stock of the Corporation.

1. Designation; Number of Shares; Rank.

(a) There shall be a series of Preferred Stock to be designated as “Series B Preferred Stock,” par value of $0.001 per share (the “Series B Preferred Stock”), and the authorized number of shares constituting such series shall be 7,000.

(b) The Series B Preferred Stock shall rank (i) with respect to rights on liquidation, winding up and dissolution, senior to the Common Stock and the Series A Preferred Stock, par value $0.001 per share of the Corporation (the “Series A Preferred” and together with the Common Stock, the “Junior Securities”) and (ii) junior to any class or series of capital stock that ranks senior to the Series B Preferred Stock (which includes for the avoidance of doubt, the Series D Preferred Stock).

2. Dividends.

(a) Accruing Dividends.

(i) From and after the date of the issuance of any shares of Series B Preferred Stock, a cash dividend shall accrue with respect to each share of Series B Preferred Stock at the rate per annum of five percent (5%) of the Original Issue Price (as defined below) of the Series B Preferred Stock (the “Series B Accruing Dividend”), provided that such unpaid Series B Accruing Dividend shall only be payable (A) if and when declared on the Series B Preferred Stock by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and (B) only following the payment in full of all of the unpaid Series D Accruing Dividends under the Series D Certificate pursuant to any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or Deemed Liquidation Event (as defined in the Series D Certificate).

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(b) Additional Dividends. Subject to compliance with the Series D Certificate, in the event that the Board of Directors of the Corporation shall at any time declare and pay a dividend or distribution of assets on any shares of Common Stock, it shall, at the same time, declare and pay to each holder of Series B Preferred Stock a dividend equal to the dividend that would have been payable to such holder as if the shares of Series B Preferred Stock held by such holder had been converted into Common Stock on the date of determination of holders of Common Stock entitled to receive such dividend. For purposes hereof the Series B Preferred Stock shall participate in all dividends (ordinary and special) declared on shares of Common Stock if the holders of Series D Preferred Stock are also entitled to participate in such dividends; provided, however, to the extent that the right of a holder of Series B Preferred Stock to participate in any such dividend would result in such holder exceeding such holder’s ownership limitations as set forth in Sections 5(c) hereof, then such holder shall not be entitled to participate in such dividend to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such dividend to such extent) and the portion of such dividend shall be held in abeyance for the benefit of such holder until such time, if ever, as its right thereto would not result in such holder exceeding the maximum limitations of such holder’s ownership, as set forth herein, at which time such holder shall be granted such right to the same extent as if there had been no such limitation).

(c) Original Issue Price. The “Original Issue Price” shall mean $100 per share with respect to each share of the Series B Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

3. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(a) Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or Deemed Liquidation Event (as defined in the Series D Certificate):

(i) Upon the payment of in full of the Series D Liquidation Preference required to be paid in accordance with the Series D Certificate, each holder of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, any unpaid Series B Accruing Dividend from the remaining assets of the Corporation available for distribution; provided that, if upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount of their unpaid Series B Accruing Dividends, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full; and

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(ii) Thereafter, after the payments set forth above have been paid in full, and after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock or Common Stock having a preference with respect to liquidations, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Articles, this Certificate of Designation and any other certificates of designation applicable to any other class or series of Preferred Stock immediately prior to such dissolution, liquidation, or winding up of the Corporation or Deemed Liquidation Event. Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible.

For further clarity, no payment of any unpaid Series B Accruing Dividend shall be paid pursuant to Section 3(a)(i) above until the entire amount of the Series D Liquidation Preference has been paid in full pursuant to the Series D Certificate.

(b) Non-Cash Distributions. Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property, determined as follows:

(i) For securities not subject to investment letters or other similar restrictions on free marketability:

(A) if traded on a securities exchange or the NASDAQ Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-day period ending three days prior to the closing of such transaction;

(B) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(C) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(ii) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to Section 3(b)(i)(A) above so as to reflect the approximate fair market value thereof.

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(iii) For the avoidance of doubt, only the holders of at least a majority of the outstanding shares of Series D Preferred Stock (the “Series D Majority”) shall have the right to dispute any determination of value the fair market value of any property, rights or securities to be determined by the Board of Directors pursuant to this Section 3(b) in accordance with the procedures set forth in the Series D Certificate and the holders of Series B Preferred Stock shall be bound by the resolution of such dispute in accordance with the procedures set forth in the Series D Certificate to resolve such dispute.

4. Voting Rights.

(a) General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B Preferred Stock held by each such holder are convertible as of the record date for determining stockholders entitled to vote on such matter (irrespective of the actual number of authorized shares of Common Stock). Except as required by applicable law or by the other provisions of the Articles, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and not as a separate class. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Series B Preferred Stock set forth herein and the rights, powers and preferences of the holders of other shares of Preferred Stock in such other certificates of designation adopted by the Board of Directors (including without limitation, the Series D Certificate).

5. Conversion.

(a) Conversion Right. At any time and from time to time, the Series B Preferred Stock shall be convertible (in whole or in part), at the option of the holder, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (x) the aggregate of the shares of Series B Preferred Stock that are being converted plus any accrued but unpaid dividends thereon as of such date that the holder elects to convert by (y) the Series B Conversion Price (as defined below) hereof) then in effect on the date (the “Series B Conversion Date”), on which the holder sends a notice of conversion (the “Series B Conversion Notice”), duly executed, which may be delivered electronically to the Corporation’s chief executive officer, president or chief financial officer, provided, however, that the Series B Conversion Price shall be subject to adjustment as set forth herein. The holder shall deliver to the Corporation the stock certificate(s) representing the Series B Preferred Stock to be converted. With respect to partial conversions of the Series B Preferred Stock, the Corporation shall keep written records of the number of shares of Series B Preferred Stock converted as of each Series B Conversion Date and issue replacement stock certificates to the holder representing those shares of Series B Preferred Stock that were not converted. Each Share of Series B Preferred Stock shall have a stated value of $100.00 per share (the “Stated Value”). The term “Series B Conversion Price” shall mean $0.36, subject to adjustment as provided herein.

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(b) Conversion Procedure.

(i) Not later than three (3) Trading Days after any date that the holder thereof elects to convert their Series B Preferred Stock (the “Series B Conversion Date”) by sending a notice of conversion (the “Series B Conversion Notice”), duly executed, which may be delivered electronically to the Corporation’s chief executive officer, president or chief financial officer, the Corporation or its designated transfer agent, as applicable, shall issue and deliver to the Depository Trust Company (“DTC”) account on the holder’s behalf via the Deposit Withdrawal Agent Commission System (“DWAC”) as specified in the Series B Conversion Notice, registered in the name of the holder or its designee, for the number of shares of Common Stock to which the holder shall be entitled. In the alternative, not later than three (3) Trading Days after any Series B Conversion Date, the Corporation shall deliver to the holder by express courier a certificate or certificates which shall be free of restrictive legends and trading restrictions representing the number of shares of Common Stock being acquired upon the conversion of the Series B Preferred Stock (the “Series B Delivery Date”). Notwithstanding the foregoing to the contrary, the Corporation or its transfer agent shall only be obligated to issue and deliver the shares to the DTC on the holder’s behalf via DWAC (or certificates free of restrictive legends) if such holder has complied with the applicable prospectus delivery requirements (as evidenced by documentation furnished to and reasonably satisfactory to the Corporation) or such shares may be sold pursuant to Rule 144 or an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). In the event the Corporation shall not electronically deliver to the holders upon conversion of Series B Preferred Stock shares of Common Stock through DTC pursuant to the immediately preceding sentence, then the Corporation shall not later than three (3) Trading Days after any Series B Conversion Date issue and dispatch to such holder by overnight courier to the address as specified in the Series B Conversion Notice, a certificate, registered in the Corporation’s share register in the name of such holder or its designee, for the number of shares of Common Stock to which such holder is entitled pursuant to such conversion. If in the case of any Conversion Notice such certificate or certificates are not delivered to or as directed by the holder by the Series B Delivery Date, the holder shall be entitled by written notice to the Corporation at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Corporation shall immediately return the shares of Series B Preferred Stock tendered for conversion (if applicable), and whereupon the Corporation and the holder shall each be restored to their respective positions immediately prior to the delivery of such notice of revocation, except that any amounts described in this Section 5(b) shall be payable through the date notice of rescission is given to the Corporation. As used herein, “Trading Day” means (A) a day on which the Common Stock is traded on the OTC Bulletin Board or a registered national securities exchange, or (B) if the Common Stock is not traded on the OTC Bulletin Board or a registered national securities exchange, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (A) or (B) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

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(ii) The Corporation understands that a delay in the delivery of the shares of Common Stock upon conversion of the Series B Preferred Stock beyond the Series B Delivery Date could result in economic loss to the holder. If the Corporation fails to deliver to the holder such shares via DWAC (or, if applicable, certificates) by the Series B Delivery Date, the Corporation shall pay to the holder, in cash, an amount per Trading Day for each Trading Day until such shares are delivered via DWAC or certificates are delivered (if applicable), together with interest on such amount at a rate of 10% per annum, accruing until such amount and any accrued interest thereon is paid in full, equal to the greater of: (A) (1) 1% of the aggregate Stated Value of the Series B Preferred Stock requested to be converted for the first five (5) Trading Days after the Delivery Date and (2) 2% of the aggregate Stated Value of the Series B Preferred Stock requested to be converted for each Trading Day thereafter; and (B) $1,000 per day (which amount shall be paid as liquidated damages and not as a penalty). Nothing herein shall limit the holder’s right to pursue actual damages for the Corporation’s failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and the holder shall have the right to pursue all remedies available to it at law or in equity (including, without limitation, a decree of specific performance and/or injunctive relief). Notwithstanding anything to the contrary contained herein, the holder shall be entitled to withdraw a Series B Conversion Notice, and upon such withdrawal the Corporation shall only be obligated to pay the liquidated damages accrued in accordance with this Section 5(b) through the date the Series B Conversion Notice is withdrawn.

(iii) In addition to any other rights available to the holder, if the Corporation fails to cause its transfer agent to transmit via DWAC or transmit to the holder a certificate or certificates representing the shares of Common Stock issuable upon conversion of the Series B Preferred Stock on or before the Series B Delivery Date, and if after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the holder of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock which the holder anticipated receiving upon such conversion (a “Series B Buy-In”), then the Corporation shall (1) pay in cash to the holder the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock that the Corporation was required to deliver to the holder in connection with the conversion at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the holder, either reinstate the portion of the Series B Preferred Stock and equivalent number of shares of Common Stock for which such conversion was not honored or deliver to the holder the number of shares of Common Stock that would have been issued had the Corporation timely complied with its conversion and delivery obligations hereunder. For example, if the holder purchases Common Stock having a total purchase price of $11,000 to cover a Series B Buy-In with respect to an attempted conversion of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Corporation shall be required to pay the holder $1,000. The holder shall provide the Corporation written notice indicating the amounts payable to the holder in respect of the Series B Buy-In, together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the Series B Preferred Stock as required pursuant to the terms hereof.

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(iv) The Corporation shall pay any and all documentary, stamp or similar issue or transfer taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Series B Preferred Stock.

(c) Ownership Cap and Certain Conversion Restrictions.

(i) Notwithstanding anything to the contrary, at no time may all or a portion of the Series B Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by the holder at such time, the number of shares of Common Stock which would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 4.99% of all of the Common Stock outstanding at such time (the “4.99% Beneficial Ownership Limitation”); provided, however, that upon the holder providing the Corporation with sixty-one (61) days’ advance notice (the “4.99% Waiver Notice”) that the holder would like to waive this Section 5(c) with regard to any or all shares of Common Stock issuable upon conversion of the Series B Preferred Stock, this Section 5(c) will be of no force or effect with regard to all or a portion of the Series B Preferred Stock referenced in the 4.99% Waiver Notice.

(ii) Notwithstanding anything to the contrary, at no time may all or a portion of the Series B Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the holder at such time, would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of the then issued and outstanding shares of Common Stock outstanding at such time (the “9.99% Beneficial Ownership Limitation” and the lower of the 9.99% Beneficial Ownership Limitation and the 4.99% Beneficial Ownership Limitation then in effect, the “Maximum Percentage”).

(iii) By written notice to the Corporation, a holder of Series B Preferred Stock may from time to time decrease the Maximum Percentage to any other percentage specified in such notice.

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(iv) For purposes hereof, in determining the number of outstanding shares of Common Stock, the holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Corporation’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (B) a more recent public announcement by the Corporation or (3) any other notice by the Corporation setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written or oral request of a holder of Series B Preferred Stock, the Corporation shall within one (1) business day confirm orally and in writing to such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Series B Preferred Stock, by the holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported, which in any event are convertible or exercisable, as the case may be, into shares of the Corporation’s Common Stock within 60 days’ of such calculation and which are not subject to a limitation on conversion or exercise analogous to the limitation contained herein. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 5(c) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

(d) Holder’s Option if the Corporation Cannot Fully Convert. In addition to the holder’s other remedies hereunder, if, upon the Corporation’s receipt of a Series B Conversion Notice, the Corporation cannot issue shares of Common Stock because the Corporation does not have a sufficient number of shares of Common Stock authorized and available or for any other reason, then the Corporation shall issue as many shares of Common Stock as it is able to issue in accordance with the holder’s Series B Conversion Notice and, with respect to the unconverted portion of the Series B Preferred Stock, the holder, solely at holder’s option, can elect to:

(i) void its Series B Conversion Notice and retain or have returned, as the case may be, the shares of Series B Preferred Stock that was to be converted pursuant to the Series B Conversion Notice (provided that the holder’s voiding its Series B Conversion Notice shall not affect the Corporation’s obligations to make any payments which have accrued prior to the date of such notice); or

(ii) exercise its Series B Buy-In rights pursuant to and in accordance with the terms and provisions of Section 5(b)(iii) above.

In the event that the holder shall elect to convert any portion of the Series B Preferred Stock as provided herein, the Corporation cannot refuse conversion based on any claim that the holder or anyone associated or affiliated with the holder has been engaged in any violation of law, violation of an agreement to which the holder is a party or for any reason whatsoever, unless, an injunction from a court, on notice, restraining and or adjoining conversion of all or of the Series B Preferred Stock shall have been issued and the Corporation posts a surety bond for the benefit of the holder in an amount equal to 110% of the aggregate Stated Value of the Series B Preferred Stock the holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such holder in the event it obtains judgment.

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(e) Mechanics of Fulfilling Holder’s Election. The Corporation shall immediately send via facsimile or other electronic transmission to the holder, upon receipt of a copy of a Series B Conversion Notice from the holder which cannot be fully satisfied as described in Section 5(d) above, a notice of the Corporation’s inability to fully satisfy the Series B Conversion Notice (the “Inability to Fully Convert Notice”). Such Inability to Fully Convert Notice shall indicate (x) the reason why the Corporation is unable to fully satisfy such holder’s Series B Conversion Notice and (y) the aggregate Stated Value of Series B Preferred Stock the for which conversion has been requested and which cannot be converted. The holder shall notify the Corporation of its election pursuant to Section 5(d) above by delivering written notice to the Corporation (“Notice in Response to Inability to Convert”), which may be delivered electronically.

(f) Certain Adjustments. So long as any Series B Preferred Stock shall be outstanding, the Series B Conversion Price shall be subject to adjustment from time to time as follows:

(i) If the Corporation shall at any time or from time to time, effect a stock split of the outstanding Common Stock, the applicable Series B Conversion Price in effect immediately prior to the stock split shall be proportionately decreased. If the Corporation shall at any time or from time to time, combine the outstanding shares of Common Stock, the applicable Series B Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustments under this Section 5(f)(i) shall be effective at the close of business on the date the stock split or combination occurs.

(ii) If the Corporation shall at any time or from time to time, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, then, and in each event, the applicable Series B Conversion Price in effect immediately prior to such event shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying, the applicable Series B Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

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(iii) If the Corporation shall at any time or from time to time, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in other than shares of Common Stock, then, and in each event, an appropriate revision to the applicable Series B Conversion Price shall be made and provision shall be made (by adjustments of the Series B Conversion Price or otherwise) so that the holders of the Series B Preferred Stock shall receive upon conversions thereof, in addition to the number of shares of Common Stock receivable thereon, the number of securities of the Corporation which they would have received had the Series B Preferred Stock been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the Series B Conversion Date, retained such securities (together with any distributions payable thereon during such period), giving application to all adjustments called for during such period under this Section 5(f)(iii) with respect to the rights of the holder; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series B Conversion Price shall be adjusted pursuant to this Section 5(f)(iii) as of the time of actual payment of such dividends or distributions.

(iv) If the Common Stock issuable upon conversion of the Series B Preferred Stock at any time or from time to time shall be changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in Sections 5(f)(i), 5(f)(ii) and 5(f)(iii), or a Series B Fundamental Transaction provided for in Section 5(f)(iv), then, and in each event, an appropriate revision to the Series B Conversion Price shall be made and provisions shall be made (by adjustments of the Series B Conversion Price or otherwise) so that the holder shall have the right thereafter to convert the Series B Preferred Stock into the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of the number of shares of Common Stock into which such Series B Preferred Stock might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein. “Series B Fundamental Transaction” means that (A) the Corporation shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not the Corporation is the surviving corporation) another person or entity, or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Corporation or any of its subsidiaries to another person or entity, or (3) allow another person or entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of voting stock of the Corporation (not including any shares of voting stock of the Corporation held by the person or entity making or party to, or associated or affiliated with the person or entity making or party to, such purchase, tender or exchange offer), or (4) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person or entity whereby such other person or entity acquires more than 50% of the outstanding shares of voting stock of the Corporation (not including any shares of voting stock of the Corporation held by the other person or entity making or party to, or associated or affiliated with the other person or entity making or party to, such stock purchase agreement or other business combination, or any person or entity who is a holder of the Corporation’s securities on the date hereof or who is a holder), or (5) reorganize, recapitalize or reclassify its Common Stock or (B) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of either (x) 50% of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock (other than any person or entity who is a holder of the Corporation’s securities on the date hereof or who is a holder) or (y) 50% or more of the shares of voting stock of the Corporation not held by such person or entity as of the date hereof (other than any person or entity who is a holder of the Corporation’s securities on the date hereof or who is a holder).

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(v) If at any time or from time to time there shall be a Series B Fundamental Transaction, then as a part of such Series B Fundamental Transaction, if the surviving entity in any such Series B Fundamental Transaction is a public company that is registered pursuant to the Exchange Act, its common stock is listed or quoted on a national exchange or the OTC Bulletin Board and the surviving entity’s publicly traded common stock is issued to the holders of Common Stock of the Corporation pursuant to such Series B Fundamental Transaction, an appropriate revision to the Series B Conversion Price shall be made and provision shall be made (by adjustments of the Series B Conversion Price or otherwise) so that the holder shall have the right thereafter to convert the Series B Preferred Stock into the kind and amount of shares of stock and other securities or property of the Corporation or any successor corporation resulting from such Series B Fundamental Transaction.

(vi) In case any shares of Common Stock or any Common Stock equivalents shall be issued or sold, at any time, from time to time:

(A) in connection with any merger or consolidation in which the Corporation is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Corporation shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefor shall be, deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors of the Corporation, of such portion of the assets and business of the non-surviving corporation as such Board of Directors of the Corporation may determine to be attributable to such shares of Common Stock, rights or warrants or options, as the case may be; or

(B) in the event of any consolidation or merger of the Corporation in which the Corporation is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Corporation shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Corporation for stock or other securities of any corporation, the Corporation shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Series B Conversion Price, or the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the determination of the applicable Series B Conversion Price or the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock. In the event Common Stock is issued with other shares or securities or other assets of the Corporation for consideration which covers both, the consideration computed as provided in this Section 5(f)(vi) shall be allocated among such securities and assets as determined in good faith by the Board of Directors of the Corporation; or

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(C) for services, the amount of consideration therefor shall be deemed to be the par value of the Common Stock.

(vii) If the Corporation, at any time while the Series B Preferred Stock is outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to the Series D Certificate), at an effective price per share less than the then Series B Conversion Price (such issuances collectively, a “Dilutive Issuance”) (if the holder of the Additional Shares of Common Stock so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Series B Conversion Price, such issuance shall be deemed to have occurred for less than the Series B Conversion Price on such date of the Dilutive Issuance), then, the Series B Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = CP1* (A + B) ÷ (A + C).

For purposes of the foregoing formula, the following definitions shall apply:

(A) “CP2” shall mean the applicable Series B Conversion Price in effect immediately after such Dilutive Issuance;

(B) “CP1” shall mean the applicable Series B Conversion Price in effect immediately prior to such Dilutive Issuance;

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(C) “A” shall mean the number of shares of Common Stock outstanding immediately prior to such Dilutive Issuance (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of In-the-Money Options (as defined in Series D Certificate) outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (as defined in the Series D Certificate and including the Series B Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(D) “B” shall mean the number of shares of Common Stock that would have been issued if such Common Stock or Common Stock equivalents had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(E) “C” shall mean the number of such shares of Common Stock or Common Stock equivalents issued in such transaction.

(F) Such adjustment shall be made whenever such Additional Shares of Common Stock are issued. The Corporation shall notify the holders, in writing, no later than the Trading Day following the issuance of any Additional Shares of Common Stock subject to this Section 5(f), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Corporation provides a Dilutive Issuance Notice pursuant to this Section 5(f), upon the occurrence of any Dilutive Issuance, after the date of such Dilutive Issuance the holder is entitled to receive a number of shares of Common Stock based upon the formula set forth above regardless of whether the holder accurately refers to the adjusted Series B Conversion Price in the Notice of Exercise.

Section 5(f)(vi) and 5(f)(vii) shall not be triggered by the Corporation’s issuance of any Exempted Securities (as defined in the Series D Certificate). Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that was not an Exempted Security which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series B Conversion Price pursuant to the terms of Section 5(f), the Series B Conversion Price shall be readjusted to such Series B Conversion Price as would have been obtained had such Option or Convertible Security (or portion thereof) never been issued.

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(g) No Impairment. The Corporation shall not, by amendment of the Articles, this Certificate, its Bylaws or other constitutional documents, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith, assist in the carrying out of all the provisions of Section 5(f) and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holder against impairment. In the event a holder shall elect to convert any portion of their Series B Preferred Stock as provided herein, the Corporation cannot refuse conversion based on any claim that such holder or anyone associated or affiliated with such holder has been engaged in any violation of law, violation of an agreement to which such holder is a party or for any reason whatsoever, unless, an injunction from a court, or notice, restraining and or adjoining conversion of all or of the Series B Preferred Stock shall have issued and the Corporation posts a surety bond for the benefit of such holder in an amount equal to one hundred thirty percent (130%) of the aggregate Stated Value of the Series B Preferred Stock that the holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such holder (as liquidated damages) in the event it obtains judgment.

(h) Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Series B Conversion Price or number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request of the holder, at any time, furnish or cause to be furnished to the holder a like certificate setting forth such adjustments and readjustments, the applicable Series B Conversion Price in effect at the time, and the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon the conversion of the Series B Preferred Stock.

(i) Issue Taxes. The Corporation shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Series B Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by the holder in connection with any such conversion.

(j) No Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. All fractional shares shall be rounded up to the nearest whole share.

(k) Reservation of Common Stock. The Corporation shall at all times when the Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of the Series B Preferred Stock and all dividends accrued thereon; provided that the number of shares of Common Stock so reserved shall at no time be less than two hundred percent (200%) of the number of shares of Common Stock for which the Series B Preferred Stock and all dividends accrued thereon are at any time convertible. The Corporation shall, from time to time in accordance with Nevada law, increase the authorized number of shares of Common Stock if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Corporation’s obligations under this Section 5(k).

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(l) Regulatory Compliance. If any shares of Common Stock to be reserved for the purpose of conversion of the Series B Preferred Stock or any dividends accrued thereon require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Corporation shall, at its sole cost and expense, in good faith and as expeditiously as possible, endeavor to secure such registration, listing or approval, as the case may be.

6. Mandatory Conversion.

(a) Mandatory Conversion Event. Each outstanding share of Series B Preferred Stock shall automatically be converted into shares of Common Stock of the Corporation upon the occurrence of a Series D Mandatory Conversion Event, as defined in the Series D Certificate (a “Series B Mandatory Conversion Event”).

(b) Conversion Procedures.

(i) All holders of record of shares of Series B Preferred Stock shall be sent written notice of the time of the closing for the Series B Mandatory Conversion Event in Section 6(a) (the “Mandatory Conversion Time”) and the place designated for mandatory conversion of all such shares of Series B Preferred Stock pursuant to this Section 6. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series B Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit reasonably acceptable to the Corporation) to the Corporation or its transfer agent, as applicable, at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing.

(ii) Not later than three (3) Trading Days after its receipt of the surrendered certificate or certificates from the applicable holder, the Corporation or its designated transfer agent, as applicable, shall (A) issue and deliver to the DTC account on the holder’s behalf via the DWAC, registered in the name of the holder or its designee, for the number of shares of Common Stock issuable upon such conversion and the payment of any unpaid Series B Accruing Dividends on the shares of Series B Preferred Stock converted, and (B) pay the amount required to be paid to the holders of the Series B Preferred Stock under Section 3, if applicable. In the alternative, not later than three (3) Trading Days after its receipt of the surrendered certificate or certificates from the applicable holder, the Corporation shall deliver to the holder by express courier a certificate or certificates which shall be free of restrictive legends and trading restrictions representing the number of shares of Common Stock being acquired upon the conversion of the Series B Preferred Stock.

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(iii) The Corporation understands that a delay in the delivery of the shares of Common Stock upon conversion of the Series B Preferred Stock beyond the Series B Delivery Date could result in economic loss to the holder. If the Corporation fails to deliver to the holder such shares via DWAC (or, if applicable, certificates) by the applicable deadline, the Corporation shall pay to the holder, in cash, an amount per Trading Day for each Trading Day until such shares are delivered via DWAC or certificates are delivered (if applicable), together with interest on such amount at a rate of 10% per annum, accruing until such amount and any accrued interest thereon is paid in full, equal to the greater of: (A) (i) 1% of the aggregate Original Issue Price of the Series B Preferred Stock requested to be converted for the first five (5) Trading Days after the Delivery Date and (ii) 2% of the aggregate Original Issue Price of the Series B Preferred Stock requested to be converted for each Trading Day thereafter; and (B) $1,000 per day (which amount shall be paid as liquidated damages and not as a penalty). Nothing herein shall limit the holder’s right to pursue actual damages for the Corporation’s failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and the holder shall have the right to pursue all remedies available to it at law or in equity (including, without limitation, a decree of specific performance and/or injunctive relief). Notwithstanding anything to the contrary contained herein, the holder shall be entitled to withdraw a conversion notice, and upon such withdrawal the Corporation shall only be obligated to pay the liquidated damages accrued in accordance with this Section 6(b) through the date the conversion notice is withdrawn.

(iv) Any converted Series B Preferred Stock pursuant to this Section 6 shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.

(c) All rights with respect to the Series B Preferred Stock converted pursuant to this Section 6, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for this Section 6.

(d) The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of Series B Preferred Stock by the affirmative written consent or vote of the holders of at least sixty percent (60%) of the shares of Series B Preferred Stock then outstanding, voting collectively as a separate class.

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8. Purchase Rights. If at any time the Corporation grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all of the record holders of any class of Common Stock ( “Purchase Rights”), then each holder of Series B Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of such holder’s shares of Preferred Stock (without taking into account any limitations or restrictions on the conversion of the Preferred Stock) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; provided, however, that to the extent that a holder’s right to participate in any such Purchase Right would result in such holder exceeding the ownership limitations as set forth in Section 5(c) herein, then such holder shall not be entitled to participate in such Purchase Right to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Purchase Right to such extent) and the portion of such Purchase Right shall be held in abeyance for the benefit of such holder until such time, if ever, as its right thereto would not result in such holder exceeding the maximum limitations of such holder’s ownership, as set forth in Section 5(c) herein, at which time such holder shall be granted such right to the same extent as if there had been no such limitation.

9. Notices. Any notice required or permitted by the provisions of this Certificate to be given to a holder of shares of Series B Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Nevada Revised Statutes, and shall be deemed sent upon such mailing or electronic transmission.

10. Amendment and Restatement. This Certificate amends and restates in its entirety the Original Certificate. In the event of a conflict between the Original Certificate and this Certificate, the terms of this Certificate shall govern.

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IN WITNESS WHEREOF, H-Cyte, Inc. has caused this Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of 5% Series B Convertible Preferred Stock to be signed and attested by the undersigned this 15th day of November, 2019.

H-CYTE, INC.

By:	/s/ William E. Horne
Name:	William E. Horne
Title:	Chief Executive Officer

Exhibit A

Conversion Notice

Reference is made to the Amended and Restated Certificate of Designation of Preferences, Right and Limitations of 5% Series B Convertible Preferred Stock (the “Certificate of Designation”) of H-CYTE, INC., a Nevada corporation (the “Corporation”). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert _________ shares (the “Subject Preferred Shares”) of Series B Preferred Stock indicated below into shares of Common Stock of the Corporation, par value $______ per share (the “Common Stock”), of the Corporation, as of the date specified below.

Date of Conversion:_________

Please confirm the following information:

Redemption Price:_____________________________________________________________________

Conversion Price:_____________________________________________________________________

Number of shares of Common Stock to be issued:_____________________________________________

Please issue the Common Stock into which the Subject Preferred Shares is being converted in the following name and to the following address:

Issue to:_____________________________________________________________________________

Facsimile Number:_____________________________________________________________________

Authorization:	_______________________
By:	_______________________
Title:	_______________________

Dated:_____________________________

DTC Participant Number and Name:____________________________________________________________

Account Number:_________________________________________________________________________

Dated:	_______________	_________________________________________
Signature